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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

                               ABN AMRO BANK N.V.
                (Translation of Registrant's name into English)
                              -------------------

                                      THE
                                  NETHERLANDS
                        (Jurisdiction of Incorporation)

                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)
                              -------------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                    FORM 20-F [X]           FORM 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          YES [_]           NO [X]

               Schedule of Information Contained in this Report:
               -------------------------------------------------
                  Tax Matters Opinion of Davis Polk & Wardwell

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-89136.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: September 3, 2002                ABN AMRO BANK N.V.


                                        By:  /s/ Laura Schisgall
                                             ----------------------------------
                                             Name:   Laura Schisgall
                                             Title:  Attorney-in-fact


                                        By:  /s/ Russell Brenner
                                             ----------------------------------
                                             Name:   Russell Brenner
                                             Title:  Attorney-in-fact


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                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017


                                                      September 3, 2002


ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:

     We have acted as special tax counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of the Netherlands (the"Company"), in connection with the preparation and filing of a preliminary Pricing Supplement dated August 30, 2002 (the "Pricing Supplement") to a supplemental prospectus dated July 8, 2002 (the "Supplemental Prospectus") to registration statement number 333-89136 on Form F-3 (the "Registration Statement"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the "Act").

     We have reviewed the discussion contained under the heading "United States Federal Income Taxation" in the Pricing Supplement. In our opinion, such discussion, insofar as it related to U.S. federal income tax matters, and subject to the conditions and limitations set forth in the discussion, sets forth the material U.S. federal income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the "Securities") as a result of the ownership and disposition of the Securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings "United States Federal Income Taxation" in the Pricing Supplement included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                            Very truly yours,

                                            /s/ Davis Polk & Wardwell
                                            -------------------------------
                                            Davis Polk & Wardwell